EXHIBIT 99.5 Please direct all enquiries to: Media Release media.enquiries@riotinto.com Dampier Salt agrees to sale of Lake Macleod operation to Leichhardt 16 January 2024 Dampier Salt Limited (Dampier Salt) has entered into a sales agreement for the Lake MacLeod salt and gypsum operation in Carnarvon, Western Australia, with privately-owned salt company Leichhardt Industrials Group (Leichhardt) for A$375 million (US$251 million). Completion of the sale is conditional on certain commercial and regulatory conditions being satisfied, and this is expected to occur by the end of the year. Rio Tinto’s Managing Director Port, Rail & Core Services, Richard Cohen, said “The sale of Lake MacLeod will enable Dampier Salt to focus on enhancing operational efficiencies at its remaining two Pilbara operations, while allowing the new owner of Lake MacLeod to maximise its potential. “Over the next 12 months, the Dampier Salt leadership team’s focus will be on safety, delivering on plan, and maintaining respect for all people at Lake MacLeod and in the Carnarvon community. “We are pleased Leichhardt has committed to retaining all Lake MacLeod employees, ensuring continuity of operation and providing job stability to the 130-strong workforce”. Lake MacLeod is one of three solar salt sites owned by Dampier Salt, which also includes operations in Dampier and Port Hedland. It is located within Baiyungu country in the Gascoyne region of Western Australia, 70 kilometres north of the town of Carnarvon, and consists of a ~1.5 Mtpa salt operation, ~1 Mtpa gypsum operation as well as a deepwater port at Cape Cuvier. Dampier Salt has no plans to sell any other assets within its business. Notes to editors Dampier Salt is a joint venture between Rio Tinto (68%), Marubeni Corporation (22%) and Sojitz (10%). It is the world’s largest exporter of seaborne salt with annual production capacity of approximately 10 million tonnes.

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